NOTICE OF MEETING AND RECORD DATE

Date: October 22, 2020

To: All Canadian Securities Regulatory Authorities

Subject: HIVE BLOCKCHAIN TECHNOLOGIES LTD. (the “Company”)

Dear Sir/Madam:

We advise of the following with respect to the Company’s upcoming Meeting of Security Holders:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	November 12, 2020
Record Date for Voting (if applicable) :	November 12, 2020
Beneficial Ownership Determination Date :	November 12, 2020
Meeting Date :	December 22, 2020
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	43366H100	CA43366H1001

Sincerely,

“Darcy Daubaras”

Darcy Daubaras
Chief Financial Officer